UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Adaptimmune Therapeutics plc
(Name of Issuer)

Ordinary Shares, par value £0.001 per share
(Title of Class of Securities)

00653A107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653A107	13G	Page 2 of 6 Pages

1.	Name of Reporting Persons Immunocore Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 26,976,700
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,976,700
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,976,700 (See Items 2 and 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%*
12.	Type of Reporting Person (See Instructions) CO

___________
*      The percent of the class reported is based on 424,711,900 of the Issuer’s Ordinary Shares outstanding as of August 31, 2015, as reported in the Issuer’s Form 20-F for the fiscal year ended June 30, 2015, as filed with the Securities and Exchange Commission on October 13, 2015.

CUSIP No. 00653A107	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

Adaptimmune Therapeutics plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

Item 2.

(a)	Name of Person Filing:

Immunocore Limited (“Immunocore”)

The shares reported herein are directly owned by Immunocore (hereinafter sometimes referred toas the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

Immunocore: 90 Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY United Kingdom

(c)	Citizenship:

Immunocore is a company organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Ordinary Shares, par value £0.001 per share (the “Ordinary Shares”)

(e)	CUSIP Number:

00653A107

CUSIP No. 00653A107	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

26,976,700 Ordinary Shares

(b)	Percent of class:

6.4% of the Issuer’s outstanding Ordinary Shares (calculated based on 424,711,900 Ordinary Shares outstanding as of August 31, 2015, as reported in the Issuer’s Form 20-F for the fiscal year ended June 30, 2015, as filed with the Securities and Exchange Commission on October 13, 2015)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 26,976,700

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 26,976,700

(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 00653A107	13G	Page 5 of 6 Pages

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 00653A107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2016	Immunocore Limited By: /s/Julian Hirst Name: Julian Hirst Title: Corporate Finance Director